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                            November 17, 2021

       Jo  o Vitor N. Menin T. de Souza
       Chief Executive Officer
       Inter Platform, Inc.
       Av Barbacena, 1.219, 22nd Floor
       Belo Horizonte, Brazil, ZIP Code 30 190-131

                                                        Re: Inter Platform,
Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed November 3,
2021
                                                            File No. 333-260701

       Dear Mr. N. Menin T. de Souza:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed November 3, 2021

       Questions and Answers About the Proposed Transaction
       What is the source of funds for redemption of the Cash Redeemable Shares, page 5

   1. We note your disclosure that Holdfin is negotiating with Brazilian financial institutions the final terms of a
debt financing to redeem Cash Redeemable Shares up to the amount of the Cash Redemption
Threshold. To the extent the financing will not be in place at the time of effectiveness,
please include a summary discussion in the Question and Answer section of any risks
related to the final terms not yet being negotiated and how this may impact your ability to
complete the transaction. Please also include a cross reference to the more detailed risk
factors.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Jo  o Vitor N. Menin T. de Souza
Inter Platform, Inc.
November 17, 2021
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact David Irving at 202-551-3321 or Bonnie Baynes at 202-551-4924 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Nolan McWilliams at 202-551-3217 with any other questions.



                                                           Sincerely,
FirstName LastNameJo  o Vitor N. Menin T. de Souza
                                                           Division of
Corporation Finance
Comapany NameInter Platform, Inc.
                                                           Office of Finance
November 17, 2021 Page 2
cc:       Francesa Odell
FirstName LastName